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                      VAN KAMPEN CALIFORNIA MUNICIPAL TRUST

                               CUSIP - 920-910-205

                        NOTICE OF PROPOSED REORGANIZATION



         NOTICE IS HEREBY GIVEN that VAN KAMPEN CALIFORNIA MUNICIPAL TRUST ("California Municipal Trust") is scheduled to reorganize into VAN KAMPEN CALIFORNIA VALUE MUNICIPAL INCOME TRUST (the "Acquiring Fund") after the close of business on December 2, 2005.

         The Acquiring Fund currently has three series of auction preferred shares ("APS"). After the reorganization is completed, the Acquiring Fund will have four series of APS: (i) the Acquiring Fund's existing APS will comprise Series A APS, Series B APS and Series C APS and (ii) the Acquiring Fund will issue a new series of APS ("Acquiring Fund Series D APS") in exchange for California Municipal Trust's existing remarketed preferred shares ("California Municipal Trust RP"). Two shares of Acquiring Fund Series D APS will be issued in exchange for each share of California Municipal Trust RP, so that the liquidation preference for Acquiring Fund Series D APS will be $25,000 per share. The number of days in the regular dividend period for Acquiring Fund Series D APS will remain the same as the existing California Municipal Trust RP (i.e., an auction for Acquiring Fund Series D APS will occur every 28 days, unless the Acquiring Fund declares a special dividend period).

         The previous remarketing for California Municipal Trust RP occurred on November 8, 2005. On December 2, 2005, holders of California Municipal Trust RP will receive i) a dividend representing the twenty-four day period from November 9, 2005 through December 2, 2005 and ii) two Acquiring Fund Series D APS in exchange for each share of California Municipal Trust RP. The initial dividend rate for the Acquiring Fund Series D APS will be the rate as determined at the November 8, 2005 remarketing for California Municipal Trust RP, and this rate will continue until the next regularly scheduled auction for Acquiring Fund Series D APS, which is expected to be on December 6, 2005 (i.e., 28 days after November 8, 2005).

         The foregoing does not constitute an offer of any securities for sale. The joint proxy statement/prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the joint proxy statement/prospectus are available by calling Van Kampen's Client Relations Department at (800) 341-2929 or on the Securities and Exchange Commission's web site at www.sec.gov.



                                       VAN KAMPEN CALIFORNIA MUNICIPAL TRUST


Dated:  November 25, 2005              By: /s/ PHILLIP G. GOFF
                                          ----------------------
                                           Phillip G. Goff
                                           Chief Financial Officer and Treasurer